210 West 10th Street, Rolla, Missouri 65401

November 10, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Attention: Joshua Dilk
100 F Street, N.E.
Washington, D.C. 20549

Re:	Central Federal Bancshares, Inc.
Registration Statement on Form S-1
(File No. 333-206874)
Request for Acceleration of Effectiveness

Dear Mr. Dilk:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, Central Federal Bancshares, Inc. (the “Company”) hereby respectfully requests that the above-referenced registration statement be declared effective at 12:00 p.m. Eastern Standard Time on November 12, 2015, or as soon thereafter as is practicable.

In connection with this request, the Company represents as follows:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Central Federal Bancshares, Inc.

By:	/s/ William A. Stoltz
Name:	William A. Stoltz
Title:	President and Chief Executive Officer

cc:	Leonard J. Essig